January 28, 2016

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Calvert Responsible Index Series, Inc.
File numbers 333-34122 and 811-09877

Ladies and Gentlemen:

As counsel to Calvert Investments, Inc., it is my opinion that the securities being registered by this Post-effective Amendment No. 40 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert Responsible Index Series, Inc. (the "Fund"), including its Articles of Incorporation, other original or Photostat copies of Fund records, certificates of public officials, documents, papers, statutes, and authorities as deemed necessary to form the basis of this opinion.

Therefore, I consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Fund's Post-Effective Amendment No. 42 to its Registration Statement.

Sincerely,
/s/Lancelot A. King
Lancelot A. King
Associate General Counsel